FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009

Kokomo Enterprises Inc.

(formerly ZAB Resources Inc.)

Filer# 0-16353

Suite 1000, 1177 West Hastings Street

Vancouver, British Columbia

Canada V6E 2K3

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

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 EXHIBITS

Exhibit  33.1     Interim Certification of CEO (September 30, 2009)

Exhibit  33.2      Interim Certification of CFO (September 30, 2009)

Exhibit  99.1      Material Change Report dated November 20, 2009

Exhibit  99.2      Interim Financial Statements for nine months ended

                        September 30, 2009

Exhibit  99.3     Interim MD&A for nine months ended September 30, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kokomo Enterprises Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date:  November 30, 2009.